Exhibit 99.2

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2024

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF JUNE 30, 2024

TABLE OF CONTENTS

Unaudited Interim Condensed Consolidated Statements of Financial Position	F- 2 - F-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	F-4
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Deficit	F-5 - F-6
Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-7 - F-8
Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-9 - F-13

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	June 30,	December 31,
	2024	2023
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	7,922	13,979
Trade accounts receivable, net	2,455	2,260
Contract assets	3,358	4,091
Prepaid expenses and other	1,735	2,332
Government departments and agencies receivables	4,130	3,076
Related parties	46	75
Promissory notes	2,841	20,000
Inventory	1,903	1,475
Total current assets	24,390	47,288

NON-CURRENT ASSETS:
Other long-term receivables	2,000	2,000
Right-of-use assets, net	1,895	2,235
Property, plant and equipment, net	1,934	1,420
Investment in Jet Talk	1,532	1,551
Long-term deposits	181	208
Total non-current assets	7,542	7,414

TOTAL ASSETS	31,932	54,702

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

		June 30,	December 31,
	Note	2024	2023
LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables		1,388	1,378
Contract liabilities		120	1,720
Current interest payable of Long term loans from financial institutions, net		9,174	-
European Space Agency (“ESA”) advance payments		3,047	3,842
Prepayments from customers		2,758	3,858
Advanced payments from MDA Space and Robotics Limited, an affiliate of MDA Ltd. (“MDA”), against future orders		29,634	28,138
Lease liabilities		696	639
Other accounts payable and accrued expenses		4,724	9,704
Related parties		164	740
Total current liabilities		51,705	50,019

NON-CURRENT LIABILITIES:
Long-term loans from financial institutions		56,581	59,792
Lease liabilities		1,653	2,067
Derivatives instruments liabilities		114	114
Liability for royalties payable		1,193	1,496
Total non-current liabilities		59,541	63,469

SHAREHOLDERS’ DEFICIT:
Share capital		-	-
Share premium		451,826	451, 093
Capital reserves	2c	1,444	1,444
Accumulated deficit		(532,584)	(511,323)
Total shareholders’ deficit		(79,314)	(58,786)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		31,932	54,702

September 5, 2024	/s/ Nir Barkan	/s/ Oren Harari	/s/ Yoav Leibovitch
Date of approval of the financial statements	Nir Barkan CEO	Oren Harari Interim CFO	Yoav Leibovitch Executive Chairman of Board

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

	For the six-month period ended June 30
	2024	2023
Revenues:
Development services and preproduction	1,641	4,129
Sale of products	4,410	1,540
Total revenues	6,051	5,669

Cost of sales and services:
Development services and preproduction	291	2,673
Sale of products	1,267	649
Total cost of sales and services	1,558	3,322

Gross profit	4,493	2,347

Research and development expenses, net	13,275	13,390
Selling and marketing expenses	1,059	1,395
General and administrative expenses	3,873	4,194
Loss from operations	(13,714)	(16,632)

Finance income	87	37
Finance expenses	(7,615)	(5,296)
Derivatives revaluation	-	(24,104)
Company's share in the loss of a company accounted by equity method, net	(19)	(261)
Loss before income taxes	(21,261)	(46,256)
Income taxes	-	-
Loss for the period	(21,261)	(46,256)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations	-	(272)
Total comprehensive loss for the period	(21,261)	(46,528)

Basic and diluted loss per share (in dollars)	(0.25)	(0.57)
Basic and diluted weighted average common shares outstanding	83,777,164	80,732,123

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the six-month period ended June 30, 2024

	Ordinary shares	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	In USD thousand

Balance as of January 1, 2024	83,114,193	-	451,093	(511,323)	1,444	(58,786)
Exercise of options	1,521,271	-	1	-	-	1
Share-based payments	-	-	732	-	-	732
Total comprehensive loss	-	-	-	(21,261)	-	(21,261)
Balance as of June 30, 2024	84,635,464	-	451,826	(532,584)	1,444	(79,314)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(in thousands of USD)

For the six-month period ended June 30, 2023

	Ordinary shares	Share capital	Share premium	Accumulated deficit	Capital reserves	Total
	In USD thousand

Balance as of January 1, 2023	80,672,674	-	446,488	(481,608)	3,498	(31,622)
Exercise of options	84,293	-	26	-		26
Share-based payments	-	-	308	-	-	308
Total comprehensive loss	-	-	-	(46,256)	(272)	(46,528)
Balance as of June 30, 2023	80,756,967	-	446,822	(527,864)	3,226	(77,816)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the six-month period ended June 30
	2024	2023
Cash flows from operating activities:
Loss for the period	(21,261)	(46,256)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	541	591
Company's share in the loss of a company accounted by equity method, net	19	262
Finance expenses on loans	5,767	4,595
Change in the fair value of warrant liabilities	-	24,104
Share-based compensation	732	308
Decrease (increase) in trade accounts receivable	(195)	1,045
Decrease in contract assets	733	780
Decrease (increase) in inventory	(428)	56
Increase in other current assets	(428)	(983)
Increase in trade payables	10	931
Decrease in ESA prepayments	(795)	(655)
Decrease in other accounts payable and accrued expenses	(7,364)	(3,810)
Increase in prepayments from customers	(1,100)	8,760
Increase in prepayments from MDA	1,496	-
Increase in liability for royalties payable	(4)	32
Net cash used in operating activities	(22,277)	(10,240)

Cash flow from investing activities
Decrease (increase) in long-term bank deposit	27	(9)
Proceeds from selling a subsidiary	17,159	-
Purchase of property, plant and equipment	(681)	(28)
Net cash provided by (used in) investing activities	16,505	(37)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	For the six-month period ended June 30
	2024	2023
Cash flows from financing activities
Payments of lease liabilities	(286)	(454)
Cash received from derivatives FPA	-	10,026
Option exercises to shares by employees	1	26
Net cash provided )used) by financing activities	(285)	9,598

Decrease in cash and cash equivalents	(6,057)	(679)
Cash and cash equivalents balance at the beginning of the period	13,979	11,934
Effect of changes in foreign exchange rates on cash and cash equivalents	-	216
Cash and cash equivalents balance at the end of the period	7,922	11,471

	For the six-month period ended June 30
	2024	2023

Appendix A - Cash paid and received during the period for:

Interest paid	78	61

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS
(in thousands of USD)

NOTE 1 – GENERAL

a.
The SatixFy Communications Ltd. (“SatixFy” or the “Company”) and its subsidiaries are engaged in the development and marketing of integrated circuit products for specific applications, antennas and terminals used for satellite communications. The Company has developed a new generation of integrated silicon chips for modems and antennas based on its own proprietary technology and provides end-to-end solutions for the satellite communications industry, including terminals, payloads and hubs. The Company develops its advanced chips (Application Specific Integrated Circuit chips (ASICs) and Radio Frequency Integrated Circuit chips (RFICs)) based on technology designed to meet a variety of applications and services, such as broadband aviation, IOT, mobility and maritime, and operating on geostationary (GEO), low earth orbit (LEO) and medium earth orbit (MEO) satellites. The Company’s technology includes electronically steered antenna arrays, forming and design of digital beams, beam hopping, on-board processing payload chips and software-defined radio (SDR) modem chips.

b.
General market, political and economic conditions in the countries in which the Company operates, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the Israel-Hamas war, the on-going war of attrition with the Hezbollah in the north, the on-going threats from Iran, Palestinian military organizations in the West Bank, the Houthi Movement in Yemen, and other hostile countries, such as Syria have not had a direct impact on the Company.

c.
As of June 30, 2024, the Company had incurred accumulated losses of $532,584 and expects to continue to fund its operations through issuance of convertible securities, Ordinary Shares and warrants, revenues from existing customers which is also expected to include additional prepayments from such customers, revenues from new customers and governmental grants. The Company also intends to restructure its existing debt. In October 2022, the Company entered into an Equity Line of Credit with CF Principal Investments LLC, an affiliate of Cantor Fitzgerald & Co. (“CF”), pursuant to which the Company may issue and sell to CF, from time to time and subject to the conditions in the related purchase agreement, up to an aggregate amount of $77,250 in the Company’s Ordinary Shares for aggregate gross proceeds to the Company of up to $75,000 after deducting the applicable purchase price discount on sales to CF thereunder. On July 29, 2024, the Company entered into a Sales Agreement with A.G.P./Alliance Global Partners ("Sales Agent"), pursuant to which the Company may offer and sell, from time to time, Ordinary Shares in an “at-the-market” offering, for an aggregate offering price of up to $7,100. See also note 3.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

d.	NOTE 1 – GENERAL (CONT.):
The Company’s management believes that the above transaction along with the transaction described in Note 3 will generate enough cash sufficient for the foreseeable future from the date of the approval of these financial statements.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.

e.
The affiliated company Jet Talk Limited (“Jet Talk”) is engaged in the development and marketing of a unique antenna for in-flight connectivity (IFC) passenger aircraft and computers that receive broadband video transmissions from satellites.

f.
The Company operates primarily through five wholly owned subsidiaries: SatixFy Israel Ltd., SatixFy UK Limited (“UK Subsidiary”), SatixFy Bulgaria Ltd., SatixFy US LLC and Endurance Acquisition Corp. (collectively, the ("Group"), all of which have been consolidated in these consolidated financial statements.

Name	Holding Percentage		Held By	Country of Incorporation
	June 30, 2024	December 31, 2023
SatixFy Israel Ltd.	100%	100%	SatixFy Communications Ltd.	Israel
SatixFy UK Limited	100%	100%	SatixFy Communications Ltd.	England and Wales
SatixFy Bulgaria Ltd.	100%	100%	SatixFy UK Limited	Bulgaria
SatixFy US LLC	100%	100%	SatixFy Communications Ltd.	USA
Endurance Acquisition Corp.	100%	100%	SatixFy Communications Ltd.	Cayman Islands

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 1 – GENERAL (CONT.):

In addition, the Company holds 51% of the shares of the following entity:

Name	Holding Percentage		Held By	Country of Incorporation
	June 30, 2024	December 31, 2023
Jet Talk	51%	51%	SatixFy UK Limited	England and Wales

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES:

A.	Basis of preparation

Statement of compliance

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, “Interim Financial Reporting.” They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the 2023 annual consolidated financial statements. The Company has applied the same accounting policies and methods of computation in its interim consolidated financial statements as in its 2023 annual consolidated financial statements.

B.	Changes in accounting policies

A number of amended standards became applicable for the current reporting period. The Company did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

New International Financial Reports Standards (“IFRSs”) adopted in the period

The following amendments are effective for the period beginning January 1, 2024:

a.
Supplier Finance Arrangements (Amendments to IAS 7 & IFRS 7): These amendments have no effect on the measurement or presentation of any items in the Interim Condensed Consolidated Financial Statements of the Company but affect the disclosure of accounting policies of the Company.

b.	Lease Liability in a Sale and Leaseback (Amendments to IFRS 16): These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Cont):

c.	Classification of Liabilities as Current or Non-Current (Amendments to IAS 1): These amendments had no material effect on the Interim Condensed Consolidated Financial Statements of the Company.

On April 9, 2024, the International Accounting Standards Board published IFRS 18, “Presentation and Disclosure in Financial Statements,” which replaces IAS 1, “Presentation of Financial Statements” and is mandatorily effective for annual reporting periods beginning on or after January 1, 2027; the main changes are as follows:

1.	Mandatory sub totals to be presented in the statement of profit and loss.
2.	Aggregation and disaggregation of information including the introduction of overall principles for how information should be aggregated and disaggregated in financial statements.
3.	Disclosures related to management defined performance measures (MPMs).

The Company is currently assessing the impact of IFRS 18 on the financial statements, but at this stage it is unable to estimate such an impact. The effect of the new standard, however it may be, will only affect matters of presentation and disclosure.

C.	Change in Subsidiary’s functional currency

In 2024, the Company noted that following the sale of SatixFy Space Systems UK Ltd., the weight of its UK Subsidiary’s U.S. dollars revenues and expenses is expected to significantly increase. Also, the volume of intra-group transactions with the UK Subsidiary is expected to increase, and the UK Subsidiary started retaining most of its cash in U.S. dollars bank accounts. As a result, the Company re-evaluated the functional currency of its UK Subsidiary and determined that a change in its functional currency from GBP to U.S. dollars was appropriate. The change in functional currency for the UK Subsidiary has been applied prospectively, and exchange differences arising from the translation of a foreign operation in other comprehensive income were not reclassified from equity to profit or loss. From January 1, 2024, the Company ceased translating the UK Subsidiary’s assets and liabilities to its own functional currency. Accordingly all transactions in GBP were accounted as foreign currency transactions. There Company examined the impact of that change and found that there was no material impact on both consolidated net loss and other comprehensive income (loss) utilizing U.S. dollars as the functional currency of the UK Subsidiary as of June 30, 2024, compared to the related impact if the functional currency of the UK Subsidiary would have remained GBP.

SATIXFY COMMUNICATIONS LTD.

NOTES TO THE UNAUDITED INTERIM CONDENSED FINANCIAL STATEMENTS

(in thousands of USD)

NOTE 3 – SUBSEQUENT EVENTS:

On July 29, 2024, the Company entered into a Sales Agreement with the Sales Agent, pursuant to which the Company may offer and sell, from time to time, Ordinary Shares in an “at-the-market” offering, for an aggregate offering price of up to $7,100. The Company will pay the Sales Agent a commission equal to 3.0% of the gross sales price per share sold pursuant to the terms of the Sales Agreement. The Company is not obligated to sell any Ordinary Shares under the Sales Agreement and no assurance can be given that the Company will sell any Ordinary Shares under such agreement, or, if it does, as to the price or number of such shares that the Company sell or the dates on which any such sales will take place.

Each time that the Company wishes to issue and sell its Ordinary Shares under the Sales Agreement, the Company will provide the Sales Agent with a placement notice describing the amount of Ordinary Shares to be sold, the time period during which sales are requested to be made, any limitation on the amount of Ordinary Shares that may be sold in any single day, any minimum price below which sales may not be made or any minimum price requested for sales in a given time period and any other instructions relevant to such requested sales. Upon receipt of a placement notice, the Sales Agent, acting as the Company’s sales agent, will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the NYSE American, to sell the Company’s Ordinary Shares under the terms and subject to the conditions of the placement notice and the Sales Agreement. The Company or the Sales Agent may suspend the offering of Ordinary Shares pursuant to a placement notice upon notice and subject to other conditions.